PROMISSORY NOTE

Amended September 30, 2011

This promissory note as amended shall replace the promissory note given under Addendum D) of the Definitive Agreement between **QUINTANA GOLD RESOURCES CORP. ("QGRC")** and **ROBERT A. DOTY** –and- **KYUNG AE KIM** the **("SELLERS")** and the **ENGINE CLEAN SOLUTIONS, INC.** the **("COMPANY")** executed on the 13th day of May, 2011.

Amount: **$ 500,000.00 USD**

DATE OF ISSUE: **March 13, 2011.**

IN REFERENCE TO THE DEFINITIVE AGREEMENT executed on May 13, 2011 between **QUINTANA GOLD RESOURCES CORP. ("QGRC")** and **ENGINE CLEAN SOLUTIONS, INC. ("ECSI")** and pursuant to paragraph 2. d) and e), **QGRC** promises to pay to or to the order of **SELLERS** the principal sum of $500,000.00 US in lawful currency of the United States of America **(the "Principal Sum").**

The **Principal Sum** is payable by **QGRC** to the **SELLERS** as follows and as given in above mentioned Agreement:

a) $ 300,000 to the **SELLERS** Fourty Five (45) days after the First Day of Trading on the OTC-QB/BB

b) $ 100,000 to the **SELLERS** Six Months (6) after the First Day of Trading on the OTC-QB/BB

c) $ 100,000 to the **SELLERS** Twelve Months (12) after the First Day of Trading on the OTC-QB/BB

This **Promissory Note** is subject to following terms and conditions:

1. **Maturity:**   If **QGRC** fails to pay on its due date any payment of the Principal Sum the balance of the Principal Sum on this promissory note (the "Note") shall become immediately due and payable provided however that the Company may satisfy payment of any unpaid balance of this promissory note in the form of its Common Stock calculated at a price of $0.25 per share.

2. **Interest:**   No interest shall be calculated for the first 90 days from First Day of Trading as given above, provided however that, in the event of any default, Interest begins to accrue at 6% per annum from date/s of default.

3. **SELLERS's Non-Waiver of Rights:**   Failure of the **SELLERS** to enforce any of its rights or remedies under this Note will not constitute a waiver of the rights of the Holder to enforce such rights and remedies thereafter.

4. **QGRC's Waiver:**   **QGRC** hereby waives demand and presentment for payment, notice of non-payment, protest and notice of protest of this Note.

5. **Enforcement Expenses:** In the event of demand by the **SELLERS** under this Note, **QGRC** will pay all costs and expenses incurred by the **SELLERS**, including, without limitation, legal fees and expenses on a solicitor and own client basis, in pursuing the **SELLERS'** remedies against **QGRC**.

6. **Governing Law:** This **Note** (and any transactions, documents, instruments or other agreements contemplated in this Note) shall be construed and governed exclusively by the laws in force in
the State of Utah and the courts of the State of Utah shall have exclusive jurisdiction to hear and determine all disputes arising hereunder.

IN WITNESS WHEREOF QGRC has caused its Secretary and duly authorized signatory to execute and deliver this Note to the Holder as of the day and year first above written.

CLEAN TRANSPORTATION GROUP, INC.
(formerly: QUINTANA GOLD RESOURCES CORP**.)**



_____
Delbert G. Blewett, Secretary & Director